Exhibit 99(a)(27)

SUPREME COURT STATE OF NEW YORK

COUNTY OF NEW YORK

x
WILLIAM SHRANK, on behalf of himself	:	INDEX NO. 2004-
and all others similarly situated,	:	Purchased and filed on:
	:	January 11, 2005
Plaintiff,	:
:
vs.	:	Plaintiff designates New
	:	York County as the place for
K. RUPERT MURDOCH, PETER	:	trial
CHERNIN, DAVID F. DeVOE, ARTHUR	:
SISKIND, LACHLAN K. MURDOCH,	:	The basis of venue is place of
CRISTOS M. COTSAKOS, PETER	:	business of defendants
POWERS, FOX ENTERTAINMENT	:
GROUP, INC., and THE NEWS	:	Plaintiff resides in Suffolk
CORPORATION, LIMITED,	:	County
:
Defendants.	:	S U M M O N S
x

To the above named defendants:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff’s Attorneys within 20 days after service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Defendants’ address:

at or c/o

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, NY 10036

Dated: January 11, 2005

WECHSLER HARWOOD LLP

By:	/s/ Robert I. Harwood
Robert I. Harwood 488 Madison Avenue New York, New York 10022 (212) 935-7400

Attorneys for Plaintiff

SUPREME COURT STATE OF NEW YORK

COUNTY OF NEW YORK

x
WILLIAM SHRANK, on behalf of himself	:	INDEX NO. 2004-
and all others similarly situated,	:
:
Plaintiff,	:	CLASS ACTION COMPLAINT
:
vs.	:
:
K. RUPERT MURDOCH, PETER	:
CHERNIN, DAVID F. DeVOE, ARTHUR	:
SISKIND, LACHLAN K. MURDOCH,	:
CRISTOS M. COTSAKOS, PETER	:	JURY TRIAL DEMANDED
POWERS, FOX ENTERTAINMENT	:
GROUP, INC., and THE NEWS	:
CORPORATION, LIMITED,	:
:
Defendants.	:
x

COMPLAINT

Plaintiff, by the undersigned attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants and persons or entities related to them, who own the common stock of Fox Entertainment Group, Inc. (“Fox,” “Fox Entertainment,” or the “Company”) and thus are similarly situated (the “Class”), for injunctive and other relief. Plaintiff seeks injunctive relief herein to, inter alia, enjoin the implementation of an inherently unfair transaction whereby The News Corporation, Limited (“News Corp.”), the media company controlled by Rupert Murdoch, would buy out the shareholders of its unit Fox Entertainment in an exchange offer valued at roughly $6 billion. Under the terms of the deal, holders of Fox Class A shares will receive 1.90 shares of News Corp.’s Class A shares. News Corp. Currently owns 82% of the equity and 97%

of the voting power of Fox. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by Fox and the other defendants.

THE PARTIES

1. Plaintiff William Shrank (“plaintiff”) is the owner of Class A stock of Fox Entertainment and has been the owner of such shares continuously since prior to the wrongs complained of herein.

2. Defendant Fox Entertainment is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in New York. Fox purports to be a multi-Faceted entertainment company with operations in lour business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network, and Cable Network Programming. At all relevant times, Fox common stock traded on the New York Stock Exchange under the symbol “FOX.”

3. Defendant The News Corporation, Limited (“News Corp.”) is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in New York, New York. News Corp., through its 59.1% ownership of the outstanding Fox Class A common stock and all of the Fox Class B common stock, owns approximately 82.1% of the equity and 97% of the voting power of Fox. As the controlling shareholder of Fox, News Corp. owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

4. Defendant K. Rupert Murdoch (“Rupert Murdoch”) is and at all times relevant hereto has been Chief Executive Officer and Chairman of the Board of directors of the Company. Rupert Murdoch has been Chairman of the Board of Directors of News Corp. since 1991, and Director and Chief Executive of News Corp. since its formation in 1979. Rupert Murdoch has served as a Director of News Corp. Limited, News Corp.’s principal subsidiary in Australia, since 1953, a Director of News Corp. International Limited, News Corp.’s principal subsidiary in the United Kingdom, since 1969, and a Director of News Corp. America Incorporated, News Corp.’s principal subsidiary in the United States (“NAI”), since 1973. He has served as a Director of STAR Group Limited (“STAR”) since 1993 and Chairman from 1993 to 1999 and as a Director of British Sky Broadcasting Group plc (“BSkyB”) since 1990 and Chairman since 1999. He has been a member of the Board of Directors of Gemstar-TV Guide International, Inc, (“Gemstar”) since 2001, Chairman of DIRECTV Group, Inc. (“DIRECTV”) since December 2003 and a director of China Netcom Group Corporation (Hong Kong) Limited since October

5. Defendant Peter Chernin (“Chernin”) is and at all times relevant hereto has been President, Chief Operating Officer and a director of Fox. Chernin has been a Director, President and Chief Operating Officer of News Corp. and a Director, Chairman and Chief Executive Officer of NAT, since 1996: Chernin was Chairman and Chief Executive Officer of Fox Filmed Entertainment (“FFE”) from 1994 until 1996, Chairman of Twentieth Century Fox Film Corporation from 1992 until 1994 and President of Fox Broadcasting Company (“FOX”) from 1989 until 1992. Chernin served as a Director of TV Guide, Inc. from 1999 until 2000 and has served as a director of Gemstar since 2002. Chernin has served as a Director of DIRECTV since December 2003. Chernin is a member of the Remunerations Committee.

6. Defendant David F. DeVoe (“DeVoe”) is and at all times relevant hereto has been Senior Executive Vice President, Chief financial officer, and a director of Fox. DeVoe has been a Director, Chief Financial Officer and Finance Director of News Corp. Since 1990 and Senior Executive Vice President of News Corp. since 1996. DeVoe was an Executive Vice President of News Corp. from 1990 until 1996. DeVoe has been a Director of NAI since 1991 and a Senior

Executive Vice President since 1998. DeVoe served as Executive Vice President of NAI from 1991 to 1998. DeVoe has been a Director of DIRECTV since December 2003, Gemstar, since 2001, NDS Group plc since 1996, BSkyB since 1994 and STAR since 1993.

7. Defendant. Arthur M. Siskind (“Siskind”) has been a director and Senior Executive Vice President and General Counsel of the Company since 1998. Siskind has been a Director and Group General Counsel of News Corp. since 1991 and a Senior Executive Vice President of News Corp. since 1996. Mr. Siskind served as Executive Vice President of News Corp. from 1991 until 1996. Siskind has been a Director of NAI since 1991 and a Senior Executive Vice President since 1998. Siskind served as an Executive Vice President of NAI from 1991 to 1998. Siskind has been a Director of NDS Group plc since 1996, STAR since 1993 and BSkyB since 1992. Siskind has been a member of the Bar of the State of New York since 1962.

8. Defendant Lachlan K. Murdoch (“Lachlan Murdoch”) has been a director of the Company since 2002. He has been a Director and President of Fox Television Stations since 2002 and Chairman since January 2004. He served as President of Fox Television Stations from 2002 until January 2004. He has been an Executive Director of News Corp. since 1996 and Deputy Chief Operating Officer since 2000. He served as a Senior Executive Vice President of News Corp. from 1999 until 2000. He has been a Director of News Corp. Limited since 1995, Chairman since 1997 and served as Chief Executive from 1997 to 2000, Managing Director from 1996 until 1997 and Deputy Chief Executive from 1995 to 1996. He has served as Chairman of Queensland Press Limited since 1996 and a Director since 1994. He has been Deputy Chairman of STAR since 1995 and has been a Director of NDS Group plc since 2002, a Director of Gemstar since 2001 and a Director of FOXTEL Management since 1995.

9. Defendants Christos M. Cotsakos, Ph.D. and Peter Powers are and at all times relevant hereto have been directors of Fox.

10. The defendants referred to in paragraphs 4 through 9 are collectively referred to herein as the “Individual Defendants.”

11. The Individual Defendants’ are in a fiduciary relationship with plaintiff and the other public stockholders of Fox, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action individually and as a class action on behalf of the public shareholders of fox common stock. Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

13. This action is properly maintainable as a class action.

14. The Class is so numerous that joinder of all members is impracticable. As of January 10, 2005, there were approximately 175 million publicly hold shares of Fox outstanding.

15. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the proposed transaction is grossly unfair to the Class;

(b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

(c) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

17. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

18. Defendants have acted, or refused Lo act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

19. On January 10, 2005, News Corp. publicly announced a proposal to acquire the remaining Fox Class A shares that it does not already own. Specifically, News Corp. proposes to swap 1.90 Class A common shares for each Fox Class A common share News Corp. (the “Buyout” or “Buyout Proposal”).

20. The consideration offered in the Buyout is wholly inadequate and fails to offer fair value to the Company’s shareholders for their equity interests in Fox. In fact, the Buyout offers only a meager 7.4 percent premium to Fox’s minority public shareholders for their equity interest in the Company. Prudential analyst Katherine Styponias comments that, We disagree … that the offer constitutes a fair and full price.”

21. News Corp. has timed the proposal to freeze out Fox’s public shareholders in order Lo capture for itself Fox’s future potential without paying an adequate or fair price to the Company’s public shareholders.

22. News Corp. timed the announcement of the proposed buyout to place an artificial lid on the market price of Fox’s stock so that the market would not reflect Fox’s improving potential, thereby purporting to justify an unreasonably low price.

23. News Corp. has access to internal financial information about Fox, its true value, expected increase in true value and the benefits of 100% ownership of Fox to which plaintiff and the Class members are not privy. News Corp. is using such inside information to benefit itself in this transaction, to the detriment of the Fox’s public stockholders.

24. News Corp., by reason of its total control of the voting power of the Company, has clear and material conflicts of interest and is acting to better its own interests at the expense of Fox’s public shareholders.

25. News Corp., with the acquiescence of the directors of Fox, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class.

26. Unless the proposed buyout is enjoined by the Court, defendants will, continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

27. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently Enjoining defendants and all persons acting in concern with them, from proceeding with, consummating or closing the proposed transaction;

C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees;

F. Granting such other and further relief as this Court may deem just and proper.

Dated: January 11, 2005

Respectfully submitted,

WECESLER EARWOOD LLP

By:	/s/ Robert L. Harwood
Robert L. Harwood Jeffrey M. Norton 488 Madison Avenue New York, NY 10022 Telephone: (212) 935-7400 Facsimile: (212) 753-3630

Attorneys for Plaintiff

Of Counsel:

THE WEISER LAW FIRM

Robert B. Weiser

Patricia C. Weiser

121 N. Wayne Avenue, Suite 100

Wayne, PA 19087

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